FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November, 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




Germany's leading health insurer - AOK - awards COLT largest contract in its history

COLT to manage AOK's nationwide data network and internet/email infrastructure, used by a third of the German population, in EUR80 million contract

COLT has been awarded a contract, valued at more than EUR80 million over five years, by AOK, Germany's leading compulsory health insurer, to design and manage its nationwide data communications infrastructure. This represents the largest agreement to date for COLT, reaffirming its position as a leading European provider of business communications.

COLT will connect AOK's 1,600 branches across Germany with a new high-speed data network, consolidating its current networks and suppliers and delivering a far more flexible and cost-effective infrastructure. AOK will migrate its data network to COLT in a two year phased programme with full implementation planned for the end of 2007.

COLT will also host and manage AOK's Internet and email infrastructure, which is used by 25 million members, almost a third of the German population, as well as around 60,000 staff. COLT also will manage AOK's main website and its internal employee portals using COLT's own data centre facilities in Frankfurt.

Jean-Yves Charlier, Chief Executive Officer at COLT, said, "Winning our largest ever contract represents a milestone in COLT's history and demonstrates the strength of our unique data network and data centre propositions in the corporate sector. It is a further indication of our ability to grow our data and value-added services business."

COLT competed against well-known European competitors to win this contract in a tender process started in 2004 by offering the best price-performance ratio and a solution tailored to AOK's specific requirements. COLT was able to offer an innovative solution, a comprehensive migration path and transparent, modular pricing.

Wolfgang Essig, managing director for COLT in Germany, added, "This major agreement reaffirms our position as one of the largest business communications providers in Germany. It is testament to the quality and efficiency of our solutions and to our success in expanding our business in the public and healthcare sectors."

About COLT:
COLT is a leading European provider of business communications. COLT specialises in providing data, voice and managed services to midsize and major businesses and wholesale customers. It has more than 50,000 customers across all industry sectors. COLT owns and operates a 13-country, 20,000km network that includes metropolitan area networks in 32 major European cities with direct fibre connections into 10,000 buildings and 12 COLT data centres. COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ (COLT). Information about COLT and its services can be found at www.colt.net

For further information please contact:

Luke Glass
COLT
Investor Relations
Tel +44 20 7390 3681
Email:luke.glass@colt.net

Gill Maclean
COLT
Corporate Communications
Tel: +44 20 7863 5314
Email: gill.maclean@colt.net




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 30 November, 2005                        COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary